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                          December 21, 2023

       Richard Wong
       Interim Chief Executive Officer and Chief Financial Officer AgriFORCE Growing Systems, Ltd.
       2233 Colombia Street, Suite 300
       Vancouver, B.C., V5Y 0M6

                                                        Re: AgriFORCE Growing
Systems, Ltd.
                                                            Registration
Statement on Form S-1
                                                            Filed December 20,
2023
                                                            File No. 333-276151

       Dear Richard Wong:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jenny
O'Shanick at 202-551-8005 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Jolie Kahn